================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   06808T 107
                                 --------------
                                 (CUSIP Number)




                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_| Rule 13d-1(b)

           |_| Rule 13d-1(c)

           |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

NY2:\868951\07\22345.0001

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                06808T 107                             13G                                            Page 2 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Bay Harbour Management L.C.
                          59-3418243
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                                   0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                         5,269,311
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                              0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                     5,269,311
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,269,311
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                     /X/
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       39.1%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                   IA
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                06808T 107                             13G                                            Page 3 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          BHB LLC
                          59-3542124
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                                   0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                         4,975,727
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                              0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                     4,975,727
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              4,975,727
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                     /X/
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       36.9%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                   IA
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                06808T 107                             13G                                            Page 4 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Douglas P. Teitelbaum
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               Not Applicable
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                               2,500
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                         5,269,311
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                          2,500
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                     5,269,311
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,271,811
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                     /X/
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       39.1%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                               IN; HC
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                06808T 107                             13G                                            Page 5 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                Steven A. Van Dyke
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               Not Applicable
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                             United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                               2,500
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                         5,269,311
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                          2,500
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                     5,269,311
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,271,811
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                     /X/
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       39.1%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                               IN; HC
----------------------    -------------------------------------------------------------------------------------------------------


           This statement on Schedule 13G (this "Statement") is being filed by Bay Harbour Management L.C. ("Bay Harbour") and relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Issuer"). Bay Harbour has entered into a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement"), with Whippoorwill Associates, Inc. ("Whippoorwill"), which sets forth their agreement on matters related to the Common Stock held by them. Pursuant to the Stockholders Agreement, Bay Harbour and Whippoorwill have agreed to rights of first offer and tag along rights upon a transfer of shares, participation in acquisitions of additional shares of Common Stock and prohibition from voting the Common Stock in favor of amending the Issuer's certificate of incorporation or bylaws or sale of the Issuer without the consent of the other. The number of shares indicated as being beneficially owned by Bay Harbour (x) does not include the shares of Common Stock held by Whippoorwill which are the subject of the Stockholders Agreement and with respect to which Bay Harbour disclaims beneficial ownership and (y) includes 100,308 shares of Common Stock beneficially owned by Allen I. Questrom ("Mr. Questrom") which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Bay Harbour.

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a)       Name of Issuer:    Barneys New York, Inc.
           (b)       Address of Issuer's Principal Executive Offices:

                     575 Fifth Avenue
                     New York, New York  10017

ITEM 2.  PERSON FILING:

           (a) Name of Person Filing: Bay Harbour Management L.C., BHB LLC, Douglas P. Teitelbaum ("Mr. Teitelbaum"), as a principal of Bay Harbour and Steven A. Van Dyke ("Mr. Van Dyke"), as a principal of Bay Harbour.

           (b)        Address of Principal Business Office or, if none,
                      Residence:

                      The principal business address of Bay Harbour, BHB LLC and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, New York 10022.

           (c)       Citizenship:

                     Bay Harbour - Florida
                     BHB LLC - Delaware
                     Mr. Teitelbaum - United States
                     Mr. Van Dyke - United States

           (d) Title of Class of Securities: Common Stock, $ .01 par value

           (e)        CUSIP Number: 06808T 107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)  [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act.

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

           (d)  [ ]   Investment company registered under Section 8 of the
                      Investment Company Act.

           (e)  [ ]   An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

           (g)  [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

           (h)  [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED:

As of December 31, 1999, Bay Harbour may be deemed to be the beneficial owner of 5,269,311 shares of Common Stock as a result of voting and dispositive power that it held with respect to the (x) 4,975,727 shares of Common Stock owned directly by BHB LLC, of which Bay Harbour is the manager, and (y) 293,584 shares of Common Stock held by certain of Bay Harbour's managed accounts.

As of December 31, 1999, BHB LLC may be deemed to be the beneficial owner of 4,975,727 shares of Common Stock.

As of December 31, 1999, Mr. Teitelbaum may be deemed to be the beneficial owner of 5,271,811 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above or pursuant to options granted to Mr. Teitelbaum. Mr. Teitelbaum is a principal of Bay Harbour.

As of December 31, 1999, Mr. Van Dyke may be deemed to be the beneficial owner of 5,271,811 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above or pursuant to options granted to Mr. Van Dyke. Mr. Van Dyke is a principal of Bay Harbour.

ITEM 4(B):  PERCENT OF CLASS:

           39.1%

ITEM 4(C): Number of shares as to which Bay Harbour has:

           (i)       sole power to vote or direct the vote:  0
           (ii)      shared power to vote or to direct the vote:  5,269,311
           (iii)     sole power to dispose of or to direct the disposition of:  0
           (iv)      shared power to dispose of or to direct the disposition of:  5,269,311

Number of shares as to which BHB LLC has:
           (i)       sole power to vote or direct the vote:  0
           (ii)      shared power to vote or to direct the vote:  4,975,727
           (iii)     sole power to dispose of or to direct the disposition of:  0
           (iv)      shared power to dispose of or to direct the disposition of:  4,975,727

Number of shares as to which Mr. Teitelbaum has:

           (i)       sole power to vote or direct the vote: 2,500
           (ii)      shared power to vote or to direct the vote: 5,269,311
           (iii)     sole power to dispose of or to direct the disposition of: 2,500
           (iv)      shared power to dispose of or to direct the disposition of: 5,269,311


Number of shares as to which Mr. Van Dyke has:

           (i)       sole power to vote or direct the vote: 2,500
           (ii)      shared power to vote or to direct the vote: 5,269,311
           (iii)     sole power to dispose of or to direct the disposition of:  2,500
           (iv)      shared power to dispose of or to direct the disposition of: 5,269,311

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Clients of Bay Harbour have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as beneficially owned by Bay Harbour or BHB LLC.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.  CERTIFICATION.

           (a) N/A

           (b) N/A

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000         BAY HARBOUR MANAGEMENT L.C.



                                 By:/s/ Steven A. Van Dyke
                                    ------------------------------------
                                    Name: Steven A. Van Dyke
                                    Title:  Managing Principal

Date:  February 10, 2000         BHB LLC



                                 By:/s/ Steven A. Van Dyke
                                    ------------------------------------
                                    Name: Steven A. Van Dyke
                                    Title:  Managing Principal


Date:  February 10, 2000            /s/ Douglas P. Teitelbaum
                                    -------------------------
                                    Douglas P. Teitelbaum


Date:  February 10, 2000            /s/ Steven A. Van Dyke
                                    ----------------------
                                    Steven A. Van Dyke



           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13-d-7(b) for other parties for whom copies are to be sent.

           Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).